Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esquire
202.419.8409
jburt@stradley.com

February 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File No. 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Multi-Cap Portfolio (the “Fund”), below you will find the Registrant’s response to the comments conveyed by you on April 3, 2020, with regard to Amendment No. 266 (“Amendment 266”) to the Registrant’s registration statement on Form N-1A, and on February 4, 2021, with regard to Amendment No. 275 (“Amendment 275,” and together with Amendment 266, the “Amendments”) to the Registrant’s Registration Statement on Form N-1A.  Amendment 266 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2020, and Amendment 275 was filed with the SEC on December 21, 2020, each pursuant to section 8(b) of the Investment Company Act of 1940, as amended.

Below we have provided your comments and the Registrant’s response to your comments.  This response will be incorporated into the Registrant’s registration statement on Form N-1A at the Fund’s next annual update.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Principal Investment Strategies

1.
Comment: We note that “Portfolio turnover risk” is listed as a principal risk of the Fund. Please add disclosure about the expectation of high portfolio turnover to the Fund’s Principal Investment Strategies, or kindly alert the Staff where it is presented already.

Response: The Registrant has added the requested disclosure.

2.
Comment: In the second paragraph under the Janus Capital Management portion of the Fund’s strategy summary, the disclosure presents a broad range of instruments from which the adviser may build the Fund’s portfolio.  However, the strategy summary offers limited guidance about the actual construction of the portfolio, i.e., how the adviser makes selection decisions based on the stated analytical methods and models. In clear and understandable language, please explain how the manager decides which type of instrument would be most advantageous in any particular situation. Clarify how she/he applies the models and analysis to make buy and sell decisions. In responding to this comment, please note that principal strategies are those upon which the adviser will rely – not “may include” – to achieve the Fund’s objective. As such, the description of potential holdings should avoid equivocal language like “may include.”

Response: Registrant has added the following disclosure to the second paragraph of the Janus Capital Management section under “Principal Investment Strategies”:

The top-down analysis focuses on how the sleeve’s assets will be distributed between the equity and fixed-income asset classes. Janus monitors expected tail gains and losses across the equity and fixed-income asset classes. Janus intends to periodically adjust the sleeve’s asset allocation to mitigate downside risk exposure that is perceived to be elevated and obtain exposure to upside gains. Accordingly, the sleeve’s allocation to equity investments and fixed-income investments will likely shift periodically to minimize exposure to tail losses and enhance exposure to tail gains. The bottom-up analysis is designed to identify the underlying security exposures that comprise the sleeve’s equity and fixed-income asset classes and periodically rebalance the sleeve’s portfolio to maximize exposure to securities that are expected to provide tail gains while minimizing exposure to securities that are expected to provide tail losses. Within the sleeve’s equity component, Janus intends to adjust the portfolio’s sector exposures based on its evaluation of expected tail loss and gain. Within the Fund’s fixed-income component, Janus intends to adjust the portfolio’s credit, duration, and sector exposures using the same analysis.

U.S. Securities and Exchange Commission

3.
Comment:  Under the Janus Capital Management portion of the Fund’s strategy summary, the disclosure states, “Such models include a proprietary options implied information model that monitors day-to-day movements in options prices for indicators of risk and reward between asset classes and sectors. Using these proprietary models, Janus adjusts the sleeve’s allocations and the security exposures.” Please rewrite this disclosure in plain English. Specifically, please explain what is a “proprietary options implied information model” and how do options prices provide indicators of risk and reward between asset classes and sectors?

Response: Registrant has deleted the referenced disclosure.

Statement of Additional Information

4.
Comment: Under the “Lending of Portfolio Securities” section, we note that the Registrant removed “reasonable” from the fourth condition in the second paragraph: “The Fund must receive [reasonable] interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities.” Please add “reasonable” back into the disclosure or in your response letter explain the reason for the change.

Response: The Registrant has revised the disclosure as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Jessica L. Patrick at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Peter M. Hong, Esquire
Jessica L. Patrick, Esquire